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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 11

                                 PNC Bank Corp.
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   693475105
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                  15,836,677
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                   820,199


                               7) Sole Dispositive Power             11,472,384


                               8) Shared Dispositive Power            1,995,637


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     16,852,879


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  7.18


   12) Type of Reporting Person (See Instructions)                          HC





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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 11

                                 PNC Bank Corp.
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   693475105
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bancorp, Inc.  51-0326854


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization  Delaware


  Number of Shares             5) Sole Voting Power                  15,836,677
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                   820,199


                               7) Sole Dispositive Power             11,472,384


                               8) Shared Dispositive Power            1,995,637


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     16,852,879


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  7.18


   12) Type of Reporting Person (See Instructions)                          HC





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   Item 3 - Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):
   Parent Holding Company in accordance with Rule 13d-1(b) (ii) (G):

   PNC Bank Corp. - HC

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   Item 4 - Ownership:
      (a) Amount Beneficially Owned:
                                                                      16,852,879
      (b) Percent of Class:

                                                                            7.18
      (c) Number of shares to which such person has:
          (i) sole power to vote or to direct the vote                15,836,877
          (ii) shared power to vote or to direct the vote                820,199
          (iii) sole power to dispose or to direct the disposition of 11,472,384
          (iv) shared power to dispose or to direct the disposition of 1,995,637

   Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company:

   Included are the following subsidiaries of PNC Bank Corp. - HC:

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Holding Corp. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, Ohio, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Bank, Delaware - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Trust Company of Florida, N.A. - BK* (wholly owned subsidiary of PNC Holding Corp.)

   PNC Bank, Kentucky, Inc. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Bank, Indiana, Inc. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Bank, New Jersey, N.A. - BK (wholly owned subsidiary of PNC Bancorp,
   Inc.

   PNC Bank, Northern Kentucky, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Brokerage Corp - BD (wholly owned subsidiary of PNC Bank, National Association)

   * As of January 13, 1995, merged into PNC Bank, FSB, Florida - BK (wholly owned subsidiary of PNC Bancorp, Inc.)





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         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1995
         _____________________________________________________________________
         Date

         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank Corp.



         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title




         February 14, 1995
         _____________________________________________________________________
         Date


         /s/ Paul L. Audet
         _____________________________________________________________________
         Signature - PNC Bancorp, Inc.


         Paul L. Audet, Vice President
         _____________________________________________________________________
         Name/Title



                     See Agreement Attached as Exhibit A
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                                  AGREEMENT                           EXHIBIT A

                               February 9, 1995

        The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by PNC Bank Corp.

        Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

        Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

                          PNC BANK CORP.


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President


                          PNC BANCORP, INC.


                          BY:  /s/ Paul L. Audet
                              ________________________________________
                               Paul L. Audet, Vice President